EXHIBIT 21

List of Subsidiaries

Name	Jurisdiction of Organization

Three-Five Systems Limited	United Kingdom

Three-Five Systems Pacific, Inc.	Philippines

Three-Five Systems (Beijing) Co., Ltd.	Peoples Republic of China

ETMA Corporation	Washington

TFS-DI, Inc.	Arizona

TFS International, Ltd.	Bermuda

TFS International II, Ltd.	Bermuda